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                              November 9, 2020

       Ingo Mueller
       Chief Executive Officer
       Agriforce Growing Systems Ltd.
       777 Hornby Street, Suite 600
       Vancouver, BC V6Z 1S4
       Canada

                                                        Re: Agriforce Growing
Systems Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
13, 2020, as amended
                                                            CIK 0001826397

       Dear Mr. Mueller:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed October 13, 2020

       Capitalization, page 23

   1. Please revise the table to include a double line under the cash amounts and revise the first sentence of the
introductory paragraph to indicate that you are presenting your cash and your total
capitalization as of June 30, 2020. In addition, include lines above the Total stockholders' equity
amounts so that an investor can easily understand that the amounts are subtotals.
 Ingo Mueller
FirstName LastNameIngo   Mueller
Agriforce Growing Systems Ltd.
Comapany 9,
November   NameAgriforce
             2020        Growing Systems Ltd.
November
Page 2    9, 2020 Page 2
FirstName LastName
Corporate Structure, page 37

2. Please briefly describe the operations of your subsidiaries. Patent Applications/Trademarks, page 41

3. Please disclose the duration of your patents and trademarks. Management, page 46

4. Please revise the biographical descriptions for your executive officers and directors to disclose each person's principal occupation and employment during the most recent five years and the name and business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K.
         Please also clarify whether Messrs. Mueller, Wong and McClellan are currently working full-time for the company.
5. Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each of your named directors should serve as directors.
Audit Committee, page 49

6. Once known, please update the disclosure in this section to identify the audit committee members and audit committee financial expert.
Agreements with Our Named Executive Officers, page 52

7. Please file your agreements with your named executive officers and include such agreements in the exhibit index. See Item 601(b)(10)(iii) of Regulation S-K.
Executive Compensation
Summary Compensation Table, page 52

8. You disclose a footnote (5) in the "All Other Compensation" column but there is no footnote (5) disclosure. Please remove the notation to footnote (5) or add disclosure. Also, the sum of the compensation does not equal the amount in the "Total" column. Please revise or explain your calculations.
Certain Relationships and Related Party Transactions , page 57

9. Please disclose here your Executive Consulting Services Agreement with PSV Enterprises
         Corporation. We note your disclosure on page 52.

Preferred Stock, page 58

10. Please provide a clear description of your Series A Preferred Stock, including the
 Ingo Mueller
Agriforce Growing Systems Ltd.
November 9, 2020
Page 3
       dividends, voting rights, liquidation rights and terms of conversion. See Item 202 of
       Regulation S-K.
Lock-up Agreements, page 62

11. Please revise to clarify what the information in the tables is intended to convey to investors.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

12. We note that you refer to "non-cash items" and "changes to non-cash working capital items" when determining net cash used in operations. Please revise the statements to reflect formatting and wording consistent with ASC 230-10-45-28 to 45-32 and the example at ASC 230-10-55-13.
Contingencies, page F-24

13. You disclose the claim filed in BC Supreme Court. Please disclose the date the proceeding was instituted and the full names of the principal parties.
Item 15: Recent Sales of Unregistered Securities, page II-2

14. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here. See Item 701(b) and
       (d) of Regulation S-K.
       You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameIngo Mueller
                                                              Division of
Corporation Finance
Comapany NameAgriforce Growing Systems Ltd.
                                                              Office of
Manufacturing
November 9, 2020 Page 3
cc:       Jolie Kahn
FirstName LastName